ALBERTO CULVER

2004 ANNUAL REPORT



Pretty. Amazing.

Thirteen years of record sales and record earnings. Fifty years of innovation in the business of beauty.

Tribute to Leonard and Bernice Lavin

1955 was a year of enormous optimism for America. The entrepreneurial leaders of the World War II generation, who now had some business experience under their belts and had started families, were looking for opportunities to start and grow new business ventures. On March 15, 1955, a brash young entrepreneur from Chicago, Leonard Lavin, who had built major consumer brands for other companies, decided it was time to strike out on his own. He and his wife Bernice on that day closed a deal for a west coast beauty company based on their faith in the potential of one product – Alberto VO5 Conditioning Hairdressing. Today's Alberto-Culver Company had been born.

The competition was huge and well established. But Leonard Lavin shared the tenacity and vision that has led to the title for this group of veterans as "The Greatest Generation". He believed that television had the power to give a brand from an upstart company a chance to compete against giants. He believed that, in competitive categories, if you continued to innovate, consumers would respond. Leonard and Bernice Lavin believed that a smaller company could move with great speed to take advantage of opportunities. They believed that they could find people that shared their entrepreneurial drive and vision and provide a showcase for their talent and fresh thinking.

Leonard Lavin took on the TV networks and forced them to take first 30-second commercials, shorter than the existing standard, and then 15-second messages. He scoured markets outside the U.S. for products that could appeal to consumers here. He found innovative marketing and technically savvy research people and challenged them to set new standards. And Bernice Lavin's unique administrative skills in key areas ensured that Alberto-Culver did all of this in an environment that stressed hard work, family values and business ethics.

Today, the Alberto-Culver Company is a $3-billion plus innovative company selling in over 120 countries around the globe. Still competing against giants, the company continues to win, having just recorded another year of record sales and record profits in an environment where many companies have stumbled. In this, Alberto-Culver's 50th anniversary year, Mr. Lavin has announced his intention to become Chairman Emeritus. He will remain a director of the company while he and Bernice spend some additional time pursuing other cherished pursuits such as their thoroughbred racing stable in Florida.

Alberto-Culver and its shareholders who have benefited from the Lavins' vision, innovation, tenacity and spirit ... the team members who helped to build the company and those who continue to drive its growth today ... perhaps even the millions of consumers who use an Alberto-Culver product every day, congratulate, salute and admire this shining chapter in the annals of American Success Stories.

"Given Howard Bernick's commitment to growth and the track record he has established and the contributions that Carol Bernick has made in driving Alberto-Culver's innovation and strategic thought processes and overhauling the company's culture, I cannot imagine the company in better hands."

– Leonard Lavin

2004. Another year of beauty.

- Thirteen consecutive years of record sales and record earnings excluding non-core items*
- Annual sales exceed $3 billion for the first time
- Annual pre-tax earnings exceed $300 million for the first time excluding non-core items*
- Conversion to one share-one vote class of common stock
- 3-for-2 stock split and 43% hike in cash dividend; our 20th consecutive annual increase

Financial Highlights

Alberto-Culver Company & Subsidiaries

	Year ended September 30,		
(In thousands, except per share data)	**2004**	2003	% Change
Net sales	**$3,257,996**	2,891,417	12.7%
Earnings before provision for income taxes*	**$ 212,644**	251,400	(15.4%)
Net earnings*	**$ 141,770**	162,153	(12.6%)
Net earnings per share:			
Basic*	**$1.57**	1.85	(15.1%)
Diluted*	**$1.54**	1.80	(14.4%)
Weighted average shares outstanding:			
Basic	**90,026**	87,527	2.9%
Diluted	**91,832**	89,957	2.1%
Cash dividends per share	**$.37**	.27	37.0%

**Fiscal year 2004 includes the following non-core items, which reduced earnings before provision for income taxes by $88.0 million, net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively:*

- *Non-cash charge related to the conversion to one class of common stock which reduced earnings before provision for income taxes by $85.6 million, net earnings by $55.6 million and basic and diluted net earnings per share by 62 cents and 61 cents, respectively.*
- *Gain from the sale of the company's Indola European professional hair care business which increased earnings before provision for income taxes by $10.1 million, net earnings by $5.7 million and basic and diluted net earnings per share by 6 cents.*
- *Charge related to the early redemption of the company's $200 million of 8.25% senior notes which reduced earnings before provision for income taxes by $12.6 million, net earnings by $8.2 million and basic and diluted net earnings per share by 9 cents.*
- *Tax benefit from the liquidation of certain Indola foreign legal entities which increased net earnings by $4.4 million and basic and diluted net earnings per share by 5 cents.*

Alberto-Culver Company manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives and TRESemmé in the United States and internationally. Its Pro-Line International unit is the second largest producer in the world of products for the ethnic hair care market. Sally Beauty Company is the world's number one marketer of professional beauty care products through its chain of domestic and international Sally Beauty Supply stores and the Beauty Systems Group, a network of professional-only stores and sales consultants selling other manufacturers' exclusive professional beauty care brands such as Matrix, Redken, Paul Mitchell, Graham Webb, Wella and Sebastian to salon professionals.

Stunning. Innovation.

Dear Fellow Investors. For 30 years I have had the privilege of being a part of the Alberto-Culver team. Working with outstanding executives and committed teams at every level of the organization, I have been able to make contributions in innovation, strategy, margin improvement and a nationally recognized cultural overhaul of our consumer products business. I have headed the key components of our consumer products businesses since 1994, had corporate responsibilities as vice chairman since 1998 and a director since 1984 – and, of course, the company has been a subject of intense dinner table conversations since I was a young child.

In October I was elected Chairman of the Board of Directors. This gives me the opportunity to work closely with our strong, independent Board, with Howard Bernick, our CEO, and his talented management teams for Sally Beauty and Alberto-Culver Consumer Products. Together we will continue to plan and build the future for our company. Those record results, our people, the strength of our businesses and brands and our strong values base are the building blocks which have made Alberto-Culver a remarkable American success story.

This is a difficult time for corporate boards and for the perception of the corporate world. The American system is unique in the opportunities it offers. Our history of growing from a single product company with $100,000 in sales 50 years ago to today's sales of over $3 billion – with a long string of consecutive record sales and earnings years – demonstrates what hard work, innovation and entrepreneurial drive can achieve. I believe above all else that "companies don't succeed, people do" and that our success demonstrates that.

But there have been abuses of the American system: people and companies who have tried to push beyond the ethical boundaries. And, as a result of the actions of those few, the actions of corporate America are today under suspicion.

We are proud of Alberto-Culver's record of ethics and integrity. We win by adhering to a values-based leadership model. We hire to values, train to values and measure our success while adhering to value standards. We work every day to be an employer of choice where our people know that a strong idea can be recognized and rewarded and where each employee is valued as a business builder. We are an organization that knows we grow stronger with input and pushback from smart people both inside and outside the company. We value diversity, celebrate families and strive to make the communities where we work and live better for all of us.

All that we hope to achieve begins with the tone at the top. Howard Bernick and I have a joint commitment to these goals and values and we are supported in this by a passionate work force and a focused board.

The Alberto-Culver Board has always had representation from the founding family of the company. Our passion, our sweat equity and most of our net worth is tied to the success of this company. But from the day we became a public company we have always drawn strength and wisdom from a board built around a majority of outside directors. In the past several years we have strengthened even further the range of skills our directors bring to us and we will continue to grow the competencies of our board. We believe our directors must understand our issues, our risks, our competitors, our customers and our sources of organic growth. They must help create the strategic paths the company will pursue. The board and management must be diligent in growing the depth and breadth of our leadership and the talent pool we are developing for succession. Our board must provide not only oversight but add significant value.

2004	$3.26
2003	$2.89
2002	$2.65
2001	$2.38
2000	$2.14

Net Sales
(in billions)

We believe that continuity is important, but the ability to change is critical. Our leadership teams have remarkably long records of service both in our industry and with Alberto-Culver that give us an incredible knowledge base and continuity. These are major competitive strengths, particularly at this time when top management in many companies seems to change frequently. But our teams fully recognize the need to adapt, to overhaul and to always be creating the improved process and the big, new, innovative idea that will continue to drive our growth.

Our sense of urgency is heightened by the ongoing changes in our regulatory environment, changes that make it essential that all our operations share a common language and format and work to common standards.

Almost since the company's founding, we have been asked, "How can you compete against giants – some of the best companies in the world?" Let me try to answer, on behalf of our talented management team and for myself. It is not enough to compete, we want to win. We work beyond very hard. Our people tell us, through surveys and in team meetings, that they feel they make a difference in creating our vision, our plan and our growth. We know that innovation is the core of our success. We know that speed – to decision and to action – is a competitive advantage for a company our size. We also know that there is no time to rest on the laurels of our accomplishments, no place for arrogance; there is always the entrepreneurial "fear of failure" that makes us ask, "Is the idea big enough? Is the consumer excited? Where do we need to be tomorrow?" Should we make a misstep, we believe we have the transparency, the honesty and the controls to recognize and to rapidly fix a mistake and move on.

I share that passion and those beliefs. As an innovator with new product successes to my credit, a strategist with big goals, a process person who believes you can fix what you measure – and you must – Howard and I are aligned on a realistic understanding of both where we are strong and where we see opportunities. Above all, I believe in the strengths, the values and the work ethic of our entire team.

As we enter our fiftieth anniversary year, I feel honored and privileged to assume the role of Board Chairman. Whether you are a long-term or a new investor, we recognize that we must continue to earn your trust every day. We welcome your comments, input and suggestions as to how we can improve.

Know that we believe we have the values, the drive, the resources and the people to continue to make Alberto-Culver Company a winner. Passionate people will continue to drive for powerful growth.

Powerful Growth. Passionate People. Alberto-Culver.

Carol Bernick
Chairman of the Board
December 1, 2004

2004	$195.4
2003	$162.2
2002	$137.7
2001	$110.4
2000	$103.2

Net Earnings Excluding Non-Core Items
(in millions)

Growth, consistency, experience, balance. Beautiful.

Dear Fellow Shareholders. We coined the phrase last year, "Beauty is our business, and our business is a beauty." I'm pleased to report to you that fiscal 2004 was, once again, a record year for the Alberto-Culver Company. We have posted record sales and record earnings for thirteen consecutive years, while our company has out performed larger competitors, and become one of the ten largest beauty companies in the world. Pretty amazing.

Sales in 2004 grew by 12.7% to $3.26 billion, and our net earnings on a like-for-like basis excluding non-core items increased 20.5% to $195.4 million. Diluted earnings per share went up to $2.13 per share, versus $1.80 last year; and basic earnings per share rose to $2.17 compared to $1.85. During our thirteen record sales and record earnings years, sales have grown at a compound annual rate of 11% while earnings have compounded at 15%. Fiscal 2004 was the first year that Alberto-Culver topped $3 billion in sales, and the first year that our pre-tax earnings were greater than $300 million, two milestones of which we are very proud.

It took Alberto-Culver 37 years after its founding in 1955 to cross the $1 billion sales threshold for the first time in 1992, another eight years until 2000 to exceed $2 billion in sales, and now four years later in 2004 Alberto-Culver Company sales comfortably exceeded $3 billion. All the while, our earnings have been growing faster than our sales while we continue to generate strong levels of cash flow. In conjunction with achieving these results and instrumental also in making them happen, has been the continued growth of our advertising and investment spending. In 2004, we invested $254 million in advertising and marketing, an increase of 20% versus $212 million in 2003, which was up significantly from $189 million invested in 2002. We consistently investment spend behind our strategic brands and businesses in our most important markets, driving topline performance, profits and cash flow to build long-term shareholder value.

Our long-term strategy with its beauty care focus that we've laid out before is working well and remains in place. Alberto-Culver reaches beauty product end users in different ways. Our consumer products business sells to beauty consumers through brands led by Alberto VO5, St. Ives and TRESemmé, sold at traditional food, drug, and mass market retail channels in the U.S. and in more than 120 countries around the world. We are also the world's largest distributor of professional beauty products through Sally Beauty and the Beauty Systems Group (BSG). Sally offers through 2,355 stores, professionally oriented salon products and equipment to professional stylists and the general public for use in the salon or in the home. The Beauty Systems Group sells through its 692 stores and about 1,200 distributor sales consultants high-end professional beauty products exclusively to salons and professional stylists both for use in the salons and for resale to salon patrons.

Alberto-Culver's multi-tier balance among its brands, businesses, trade channels and geographies adds to the consistency of our business. Within the Sally/BSG business, there is balance across more than 3,000 locations and amongst major global professional beauty product vendors such as L'Oreal, Procter & Gamble, and many other smaller and medium size, but very important, entrepreneurial companies and brands that bring so much creativity and drive to our professional salon beauty products distribution business. Within our balanced consumer products business, our portfolio is a blend of products with strong brands, primarily in hair and

2004	$2.13
2003	$1.80
2002	$1.55
2001	$1.27
2000	$1.22

Diluted Net Earnings Per Share Excluding Non-Core Items

skin care. Our three largest brands, Alberto-VO5, St. Ives, and TRESemmé are complimented by Motions and Soft & Beautiful, the two core brands of our Pro-Line International business, the world's second largest ethnic hair care company, as well as Mrs. Dash and Static Guard, two brands that have been important to our Culver Specialty Brands unit for many years. We have important international brands such as Veritas in Argentina, Andrew Collinge in the U.K., and Salvequick and Samarin within Cederroth International in Scandinavia that help support our big three brands that we focus on building all over the world.

Not only do Alberto-Culver's consumer products and distribution businesses enjoy brand and product balance, but geographic balance as well. Although about 40% of our consumer products business is being done outside the U.S., on the specialty distribution side, we are still more than 85% domestic. In recent years we have added overseas consumer products businesses in Poland, Argentina and Chile all of which performed well in fiscal 2004. Sally Beauty opened its first four stores in Canada, and expanded from eight to fifteen stores in Mexico in 2004. Beauty Systems Group expanded into new U.S. territory when it acquired West Coast Beauty Supply, its largest acquisition ever in the first quarter of fiscal 2004. We expect to follow a strategy that will increase the percentage of business we do internationally within both consumer products and Sally/BSG in future years as we strengthen and expand our successful brands globally and our winning beauty supply distribution model to more overseas markets.

Consumer Growth.

Organic growth with some help from stronger foreign currencies drove our consumer products results in 2004, and we outpaced many of our competitors with Alberto VO5, St. Ives, and TRESemmé. All three are mature and well established brands, but are modern, innovative, larger and more profitable today than ever before, and each had major successes in 2004. In fact, in the highly competitive U.S. hair care market, TRESemmé and Alberto VO5 were two of only four established brands to grow in 2004, and TRESemmé also had a very strong launch in the United Kingdom. We are very proud also of our expanding presence in skin care through St. Ives, a brand that we acquired in 1996 that has grown substantially ever since, participating in the lotion, facial and body wash segments.

Sales for Global Consumer Products reached $1.19 billion in 2004, up 8% from last year, while pre-tax profit grew at strong double-digit rates to reach record margins of 9.8% of sales. Since 1994, as consumer product pre-tax margins have expanded from 4%, sales have almost doubled leading to a fivefold profit increase over this ten-year period. It was our proven strategies that enabled Alberto-Culver's consumer products group to realize strong results again in 2004, and we continue to invest in our brands to hopefully realize continued growth in 2005 and beyond. Pretty amazing growth, all in all within the highly competitive hair and skin care categories. Primary credit for our performance in consumer products goes to Carol Bernick, our recently elected Chairman of the Board and the team she led with Jim Marino, who we believe will do an excellent job in his new role of President of Alberto-Culver Consumer Products Worldwide. I'm sure that all of our shareholders

2004	$254.1
2003	$212.4
2002	$189.1
2001	$179.0
2000	$162.7

Advertising and Marketing
(in millions)

join me in sending congratulations and best wishes to Carol and Jim in their new roles which became effective October 1, 2004.

Distribution Growth.

Sally Beauty Company, with its Sally stores and the Beauty Systems Group, continued to grow at double-digit rates again in 2004 as the world's largest distributor of professional beauty products. The Sally store business has grown its sales organically and through acquisition, from $10 million in 1980 to $508 million in 1994 and to just under $1.3 billion in 2004 and the Beauty Systems Group finished 2004 with over $800 million in sales. We have used the same disciplines and knowledge gained from many years running Sally in the U.S. to build our BSG and International Sally businesses. In 2004, we again grew our Sally/BSG store sales, profits, and number of outlets. Throughout the Sally/BSG history, several competitors and other companies have tried without success to emulate our position in beauty supply distribution and the strong consistent growth that we have achieved. Together under the direction of Alberto-Culver beauty industry veterans Mike Renzulli and Gary Winterhalter, Sally/BSG total sales reached $2.1 billion in 2004, with pre-tax profit margins continuing at the solid double digit levels that have become the hallmark of one of the most successful specialty distribution companies in the world. Our Sally/BSG business is another major element of the balance, consistency, growth and experience of the Alberto-Culver Company.

At over $300 million corporately, on $3.26 billion in sales (I hope you'll indulge me in repeating these numbers one more time), Alberto-Culver's pre-tax profits on a like-for-like basis excluding non-core items were an all time record 9.2% of sales in 2004 despite difficult economic conditions in a number of countries, pricing pressure on raw materials, strong competition in hair and skin care, the previously mentioned step up in our marketing and advertising investments and a difficult retail environment worldwide.

Though Alberto-Culver is bigger today than ever before, we are small compared to the competition. We continue to be an entrepreneurial, aggressive company and as mentioned in previous years, we know who we are and even more importantly, who we are not. We keep many of the small company disciplines we learned in the seventies and eighties, even though we are more of a medium size enterprise today. The growth of our specialty businesses in conjunction with the growth in our beauty supply distribution and global beauty consumer products business brings us a balance that makes Alberto-Culver a much stronger and more consistent company. While organic growth and acquisitions have been a focus for our company, we realize it is sometimes right to divest a business, and in June, we sold Indola, our European professional hair care business to Henkel KgA of Germany. We will continue to supplement our growth through strategic and accretive acquisitions in future years as we have done from time to time since our founding fifty years ago. At this point also, it seems the right time on behalf of myself, our management team, and our shareholders to recognize and thank Leonard Lavin, our founder and Chairman who became Chairman Emeritus on October 1st. We are amongst

2004	$1,313.7
2003	$1,062.1
2002	$862.5
2001	$736.0
2000	$632.3

Stockholders' Equity
(in millions)

a large group of people all over the world who are very pleased that Leonard and Bernice Lavin purchased Alberto-Culver fifty years ago for its one product, Alberto VO5 Hairdressing, doing only $100,000 per year in sales at that time. And the rest is history!

Fiscal 2004 was a very busy year for the corporation with its acquisitions, divestiture, and the impact of Sarbanes Oxley related activities affecting all public companies. In November, we converted our Class A shares into Class B shares, returning Alberto-Culver to a one class of common stock structure, which has improved our liquidity, capital structure, and governance principles. In January, we raised our dividend by 43%, marking our twentieth consecutive annual cash dividend increase. At the end of fiscal 2004, Alberto-Culver redeemed early $200 million of 8.25% senior notes due in November of 2005. This will reduce our fiscal 2005 interest expense by about $12 million, enabling us to invest opportunistically even more strongly behind our brands and businesses this year. The combination to one class of common stock, the sale of our Indola business and the early retirement of debt all were unusual non-core items in the 2004 fiscal year, very rare events for the Alberto-Culver Company, that previously had several special gains but no one time charges in almost 20 years.

I've been at Alberto-Culver since 1977 and have seen it perform in good times and bad times. Momentum is a beautiful thing and it continues to be on our side. In the most recent thirteen record sales and record earnings years, sales have more than tripled while our like-for-like earnings have increased over fivefold. We believe that the marketing and business investments made in 2004 and prior years, along with continued hard work, brand and business building support give us excellent opportunities for growth in 2005 and future years. I am pleased to be working with the strongest and most experienced Alberto-Culver executive team ever. It is the strong performance of all of these individuals and their teams here at home and around the world that allows me to continue sending these letters about record year after record year to our shareholders in each of the ten plus years that I've had the privilege of serving as your President and Chief Executive Officer.

In closing, I want to express my sincere thanks and appreciation to our customers, suppliers, employees, shareholders, and Board of Directors for their diligent work, cooperation, and support in helping make 2004 another record year for the Alberto-Culver Company. Even with the multitude of challenges facing all companies in today's business environment, we hope to do it again in 2005. You can be sure that we will all be working hard in our efforts to make it happen.

H. B. Bernick

Howard B. Bernick
President & Chief Executive Officer
December 1, 2004

2004	$.3700
2003	$.2700
2002	$.2350
2001	$.2150
2000	$.1933

Cash Dividends Per Share


CELEBRATING
50 YEARS OF
INNOVATION
VO5
SHAMPOO
TRESemmé
St.Ives
Collagen
Elastin
styling gel
MEGA
HOLD
The #1 styling brand in the UK
Alberto VO5
TRES
TWO
HAIR SPRAY
The #1
hairspray in
the U.S. - AC's
Tres II
SUGAR
TWIN
St.Ives
Collagen
Elastin
1991 Cederroth acquired
Baker's
Joy
#9 Beauty company in the
world...outranking Mary Kay,
Chanel, Coty, Revlon, Claire's,
Body Shop & many more
SALLY
BEAUTY
Sally hits $1 billion 1999; Sally hits $2 billion 2004
for
kids
Creme Relaxer
National, international recognition: AC wins 12 major editorial
awards in 2004. Allure, Glamour, Self, Cosmopolitan and more
NEW!
UNSCENTED
VO5


APRICOT SCRUB
St. Ives
APRICOT SCRUB
CPR
Critical Protection and Repair
#1 Award Winning Apricot Scrubs
St. Ives
Acquisitions that
Victory, West Coast,
Armstrong-McCall, Cederroth,
St. Ives, Pro-Line and more
St. Ives
Apricot Scrub
1969 Sally acquired!
1976 - First deep conditioner VO5 Hot Oil
Alberto VO5 HOT OIL
VO5
Original product - Alberto VO5 Conditioning Hairdressing Still #1 after 50 years.
TRESemmé
Publicly traded since1961. Performed in the top quartile of the S&P 500 the last three years.
#1 in the world: Largest distributor of professional beauty supplies
World Class Recognition:
Harvard Business Review recognizes AC's cultural change
1972 Alberto-Culver changed the face of television advertising by pioneering 30-second and later 15 second commercials.
STATIC
VO5
St. Ives
AC brands sold in over 120 countries
AC's Pro-Line International... #2 in the world for women of color
Instantly Eliminates Static Cling
Fresh Scent
Creates and dominates the market for salt alternatives with Mrs. Dash.
Mrs Dash
Seasoning Blend
St. Ives
Apricot Scrub
Creates new category: #1 brand leader Static Guard
Motions
VO5
power!
VO5
grip
VO5
miracle!

Alberto-Culver Consumer Products

Our Consumer Products business continues to outpace the industry due in large part to the strength of our three leading hair and skin care brands, Alberto VO5, St. Ives and TRESemmé.



Powerful Growth. Passionate People.

One of the most exciting and exacting opportunities in business is the chance to reenergize and refocus an organization.

This is what we have done over the last several years with Alberto-Culver Consumer Products Worldwide. While our brands were strong, we felt that there were a number of silos in our operation – independent entities that in many cases were operating reasonably effectively on their own, but were neither getting the benefit of some of the thinking that was generating wins for us in different areas, nor sharing their best practices throughout the organization.

The building block for these changes, and for our future growth, was creating an even more powerful team of people. In a few cases this involved new people – although the continuity of most of the team is one of our real strengths – in some cases growing and stretching executives to take on broader challenges and in some cases shifting assignments among groups or geographies to bring new focus to a given area. We strongly believe that "companies don't succeed, people do" and we knew if we were to grow the business dramatically the right people in the right positions would be a key.

Our people are winning.

The wins over the last year have been dramatic.

In 2004, Global Consumer Product net sales grew 8.0% and profits again outpaced sales growing by 13.5%, increasing overall margins despite the fact that several of the categories in which we operate were flat or down for the year. Our Alberto Personal Care business grew its sales by 10% and its profits by 25%.

We are a much stronger organization today than we have ever been. It has been an incredible growing experience for all of us. We have forged a global team, and we feel it is a team capable of going head to head with the world-class giants we face every day. We have a sharp focus on the big idea that can improve the top and bottom line. We have a commitment to build brands and grow markets with the greatest opportunities.

We have built strong global teams in key areas such as marketing, finance, research & development and information technology. These groups are communicating effectively and sharing and implementing ideas and processes at a rapid pace. Speed in the recognition and implementation of good ideas, formulas and operating efficiency has always been one of the key advantages Alberto-Culver enjoys compared to our larger competitors. We are now bringing that speed and rapid decision making to a much wider range of global decisions.

Our brands are winning.

We have also been able to accelerate the development of new products. This year in the U.S. we introduced Alberto VO5 Nourishing Oasis, a line of shampoos and conditioners that sell at price points above the value pricing for the traditional Alberto VO5 shampoo line. Backed by high-scoring advertising, this entry is off to a strong start. Alberto VO5 Advanced Styling is the top-selling line in the U.K. market and based on that success we will be introducing an innovative new Alberto VO5 styling line in the U.S. this year.


VO5

St. Ives
Apricot
Scrub

SALT-FREE
Mrs. Dash
ORIGINAL
BLEND

Motions

TRESemmé

Our TRESemmé brand continues to be a great success story. In a year when the U.S. hair care category was flat and most brands saw share declines as the result of new product entries, TRESemmé continued to grow. TRES Two hairspray maintains its position as the number one styling product in the U.S. And, late in the year, we introduced the TRESemmé brand in the U.K.

The St. Ives line is a skin care innovator in lotions, body washes and facial care products and continues to see rapid international growth. St. Ives Apricot Scrub is the number one selling product in the entire facial category in the U.S.

Our Pro-Line International brands – Soft & Beautiful, Just For Me, TCB and Motions – continue to be strong sellers and innovators in the U.S. and are finding additional footholds in key international markets.

Our Culver Specialty Brands – led by Mrs. Dash also backed by strong, new television creative – had a very strong year.

And our Cederroth International business continues to be a multi-brand, multi-category powerhouse in the Nordic markets, selling market-leading lines in categories as diverse as detergents, antacids, food supplements, adhesive bandages and personal care.

Cosmetic Laboratories of America continues to be an innovator in custom label filling, providing excellent turn-key operations for a wide range of beauty customers.

One specific example of our victories in sharing ideas and wins has come in the area of television commercial production. With the emphasis on broader thinking, we have put a strong focus on finding commercial themes that will resonate with consumers not only in the market in which they are created but also in most or all of our key international markets. We have accomplished that and are proud that the commercials on the air now have achieved some of the highest test scores with consumers in the history of the company.

We also maintain our focus on improving the efficiency of our business through cost cutting and process change.

Our consumer products business has traditionally grown both organically and through acquisition and we continue to look for products to acquire that will fit in our portfolio of brands on a regional or a global basis.

In summary, we are winning.

The markets in which we operate are very competitive. The competitors we face are smart and have enormous resources. But we continue to focus, continue to find ways to do things better, continue to produce record results and we believe we have the global structure and most importantly, the talent globally to continue to do so.


VO5
power!
clean!
curls!
grip
max!
obey!
shape!
whipped
miracle!
play!

Sally/BSG

Our professional Beauty Supply Distribution business is number one in the world, realizing strong sales and earnings growth.



Experienced People. Exceptional Growth.

Sally Beauty Company, Inc. (Sally) is the premier distributor of professional beauty supplies in the world today. Sally started with six stores in New Orleans in 1969 and has grown to over 3,000 locations in North America and overseas while posting uninterrupted growth in sales and earnings.

Sally is divided into two operating units. Sally Beauty Supply is North America's largest supplier of salon professional products to the beauty industry and consumers, with operations in the United States, Puerto Rico and Mexico, and as of 2004, in Canada. Internationally, the group brings the Sally Store concept to beauty professionals and retail customers in the United Kingdom, Germany and Japan. Beauty Systems Group (BSG) sells exclusive lines of beauty products only to salon professionals through its direct sales force and store operations in the United States, Canada and Mexico.

Sally stores domestically and overseas sell other companies' professional products, and to a lesser extent, control label offerings and some Alberto-Culver products to beauty care professionals and to the general public, who purchase at a higher price point, on a cash-and-carry basis through 2,355 Sally stores.

Sally Beauty Supply stores are very unique vis-à-vis traditional specialty retail concepts. First, about 90% of the SKU's sold at Sally Beauty are not available in food, drug or mass retail outlets giving Sally an advantage in pricing flexibility and gross profit margins. Next, we are the largest single professional customer of most of our vendors, including L'Oreal, Wella, Clairol, Revlon, Shiseido and dozens of smaller, entrepreneurial manufacturers. Sally Beauty stores are typically located in strip centers, away from higher priced mall locations, giving us relatively low percentage rents. And our proprietary state-of-the-art logistics and in store information systems are second to none – anywhere in the beauty industry. Our retail/distribution businesses experience little seasonality and are profitable all year round.

Our goal is to grow Sally's revenue through adding new stores, increasing store sales, and entering new countries while generating significant amounts of cash flow.

BSG sells other companies' exclusive professional brands, such as Matrix, Redken, Graham Webb, Paul Mitchell, Rusk, TIGI, Farouk, Sebastian and Wella through a BSG sales force of almost 1,200 professional sales consultants calling directly on salons, and through 692 BSG cash-and-carry outlets which are only open to licensed salon professionals. Most products purchased from BSG stores and professional sales consultants, with the exception of hair color, permanent waving and hair straightening items, are in turn resold to salon patrons. Virtually none of the brand names sold at the Sally Beauty stores are sold by BSG, whose product offerings are considerably more high-end, but still in the same product categories we market at Sally Beauty and know so well.

BSG operates under territorial licenses in the sale of exclusive professional-only brands. BSG grew slowly for about ten years from a single territory in 1986 comprised largely of northern Illinois and Indiana and much more rapidly since 1995 into what it is today through a series of earnings accretive acquisitions and organic growth in the U.S., Canada and Mexico. We have significant room

SALLY BEAUTY

beauty systems group

in our current geography to grow BSG's sales and profits with more salespeople, more stores, more exclusive new product lines, and new territories to penetrate in North America and overseas.

Product lines carried by our BSG distributorships vary from geography to geography and lines also come and go from time to time. We believe that Sally and the Beauty Systems Group have the stores, sales forces, customer service, logistics, and people skills that will insure their continued growth and success in 2005 and future years.

Sally Beauty Company accomplishments in 2004:

- Entered Canada for the first time in January, 2004, and ended the fiscal year with 4 stores.
- Tested television advertising for the first time for Sally Beauty and believe that it can have a significant effect on "foot traffic" going forward.
- Increased the number of Sally professional card (pro cards) holders during the year to 2.1 million. In the U.S. alone, 50% of all salon professionals have a Sally pro card. The Sally pro card identifies the holder as a salon professional entitled to special pricing.
- Grew the number of Sally Beauty stores in the United Kingdom by 21 stores in 2004 to 175 stores, a 14% increase in store count.
- Realized significant advancement in integrating West Coast Beauty Supply into the BSG "fold," after its acquisition in December 2003.
- Achieved continued progress in rolling out BSG's proprietary assisted replenishment information systems throughout the "network."




BEYOND ZONE

Amazing. Consistency.

Cumulative Total Shareholder Return



$300
$250
$200
$150
$100
$294.17
$173.00
$93.63
99
00
01
02
03
04
Alberto-Culver Common Stock
S&P 500 Index
Peer Group

*Assumes $100 invested on September 30, 1999 and all dividends are reinvested.



NEW!
VO5
NOURISHING
OASIS
Shampoos and Conditioners



TRESTyle



Smooth radiant skin without the fairy godmother
St. Ives



SALLY
BACK-TO-SCHOOL
ARTFUL TIPS
summer nails
SUMMER HAIR

Consolidated Financial Statements

Alberto-Culver Company & Subsidiaries

Consolidated Statements of Earnings

Alberto-Culver Company & Subsidiaries

	Year ended September 30,		
(In thousands, except per share data)	**2004**	2003	2002
Net sales	**$3,257,996**	2,891,417	2,650,976
Cost of products sold	**1,610,522**	1,449,250	1,342,964
Gross profit	**1,647,474**	1,442,167	1,308,012
Advertising, marketing, selling and administrative expenses	**1,325,360**	1,168,376	1,073,584
Non-cash charge related to conversion to one class of common stock (note 2)	**85,602**	—	—
Gain on sale of business (note 8)	**(10,147)**	—	—
Operating earnings	**246,659**	273,791	234,428
Interest expense, net of interest income of $4,318 in 2004, $3,352 in 2003 and $3,377 in 2002	**21,426**	22,391	22,636
Charge related to redemption of senior notes (note 4)	**12,589**	—	—
Earnings before provision for income taxes	**212,644**	251,400	211,792
Provision for income taxes	**70,874**	89,247	74,127
Net earnings	**$ 141,770**	162,153	137,665
Net earnings per share:			
Basic	**$1.57**	1.85	1.60
Diluted	**$1.54**	1.80	1.55
Weighted average shares outstanding:			
Basic	**90,026**	87,527	86,070
Diluted	**91,832**	89,957	88,821
Cash dividends per share	**$.37**	.27	.235

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Alberto-Culver Company & Subsidiaries

(In thousands, except share data)	September 30, 2004	2003
Assets		
Current assets:		
Cash, cash equivalents and short-term investments (including $8,700 of short-term investments in 2004)	**$ 201,889**	370,148
Receivables, less allowance for doubtful accounts of $12,860 in 2004 and $19,111 in 2003	**250,008**	226,054
Inventories:		
Raw materials	**47,615**	35,714
Work-in-process	**6,970**	4,633
Finished goods	**572,249**	490,810
Total inventories	**626,834**	531,157
Other current assets	**39,702**	38,130
Total current assets	**1,118,433**	1,165,489
Property, plant and equipment:		
Land	**16,474**	13,627
Buildings and leasehold improvements	**212,238**	180,648
Machinery and equipment	**403,079**	382,590
Total property, plant and equipment	**631,791**	576,865
Accumulated depreciation	**337,890**	312,530
Property, plant and equipment, net	**293,901**	264,335
Goodwill	**467,809**	355,285
Trade names	**97,983**	84,463
Other assets	**80,654**	76,037
Total assets	**$2,058,780**	1,945,609
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	**$ 545**	295
Accounts payable	**258,983**	220,633
Accrued expenses	**251,992**	222,860
Income taxes	**20,914**	21,721
Total current liabilities	**532,434**	465,509
Long-term debt	**121,246**	320,587
Deferred income taxes	**23,759**	39,759
Other liabilities	**67,635**	57,625
Stockholders' equity:		
Common stock, par value $.22 per share, authorized 300,000,000 shares; issued 98,470,287 at September 30, 2004 and 97,810,191 at September 30, 2003 (notes 2 and 5)	**21,663**	15,031
Additional paid-in capital	**324,674**	215,777
Retained earnings	**1,137,161**	1,035,513
Unearned compensation	**(3,835)**	(4,487)
Accumulated other comprehensive income (loss) – foreign currency translation	**(18,136)**	(40,695)
	1,461,527	1,221,139
Less treasury stock, at cost (7,706,052 shares at September 30, 2004 and 9,349,977 shares at September 30, 2003)	**(147,821)**	(159,010)
Total stockholders' equity	**1,313,706**	1,062,129
Total liabilities and stockholders' equity	**$2,058,780**	1,945,609

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Alberto-Culver Company & Subsidiaries

(In thousands)	Year ended September 30, **2004**	2003	2002
Cash Flows from Operating Activities:			
Net earnings	**$ 141,770**	162,153	137,665
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**47,583**	45,791	43,415
Amortization of other assets	**3,559**	3,036	3,799
Non-cash charge related to conversion to one class of common stock, net of deferred tax benefit of $29,961 (note 2)	**55,641**	—	—
Gain on sale of business, net of taxes (note 8)	**(5,745)**	—	—
Charge related to redemption of senior notes, net of taxes (note 4)	**8,183**	—	—
Deferred income taxes	**12,494**	(3,637)	(6,011)
Cash effects of changes in (excluding acquisitions and divestitures):			
Receivables, net	**(19,798)**	(6,236)	9,668
Inventories	**(56,417)**	3,459	(20,286)
Other current assets	**(2,372)**	2,852	(1,913)
Accounts payable and accrued expenses	**58,503**	(6,929)	66,050
Income taxes	**19,950**	14,447	(7,128)
Other assets	**(3,714)**	(1,242)	(6,654)
Other liabilities	**(289)**	4,869	13,088
Net cash provided by operating activities	**259,348**	218,563	231,693
Cash Flows from Investing Activities:			
Short-term investments	**(8,700)**	—	881
Capital expenditures	**(74,731)**	(61,351)	(55,464)
Payments for purchased businesses, net of acquired companies' cash	**(158,474)**	(1,574)	(110,133)
Proceeds from sale of business	**33,037**	—	—
Proceeds from disposals of assets	**5,654**	1,632	6,002
Net cash used by investing activities	**(203,214)**	(61,293)	(158,714)
Cash Flows from Financing Activities:			
Short-term borrowings	—	(2,710)	(2)
Proceeds from issuance of long-term debt	**411**	762	177
Repayments of long-term debt	**(291)**	(1,260)	(398)
Redemption of senior notes	**(213,281)**	—	—
Termination of interest rate swap	—	—	2,772
Repurchase of previously sold accounts receivable	—	—	(40,000)
Proceeds from exercises of stock options	**25,491**	20,792	14,984
Cash dividends paid	**(33,490)**	(23,746)	(20,351)
Stock purchased for treasury	**(13,872)**	(9,003)	(13,863)
Net cash used by financing activities	**(235,032)**	(15,165)	(56,681)
Effect of foreign exchange rate changes on cash	**1,939**	10,558	(783)
Net (decrease) increase in cash and cash equivalents	**(176,959)**	152,663	15,515
Cash and cash equivalents at beginning of year	**370,148**	217,485	201,970
Cash and cash equivalents at end of year	**$ 193,189**	370,148	217,485
Supplemental Cash Flow Information:			
Cash paid for:			
Interest (note 4)	**$ 32,062**	24,981	26,704
Income taxes	**$ 70,485**	82,425	86,225
Non-cash investing activities:			
Issuance of common stock for acquisition	**$ —**	541	10,010

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Alberto-Culver Company & Subsidiaries

(In thousands)	Number of Shares: Common Stock Issued	Number of Shares: Treasury Stock	Dollars: Common Stock Issued	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2001	97,810	(11,495)	$15,031	$190,368	$ 779,792	$(4,826)	$(61,284)	$(183,072)	$ 736,009
Comprehensive income (loss):									
Net earnings					137,665				137,665
Foreign currency translation							(16,319)		(16,319)
Total					137,665		(16,319)		121,346
Cash dividends					(20,351)				(20,351)
Stock options exercised		1,820		8,596				17,681	26,277
Stock issued pursuant to employee incentive plans, net		43		505				932	1,437
Stock issued for acquisition		221		5,076				4,934	10,010
Restricted stock issued, net		78		925		(2,617)		1,692	—
Restricted stock amortization						1,594			1,594
Stock purchased for treasury		(812)						(13,863)	(13,863)
Balance at September 30, 2002	97,810	(10,145)	15,031	205,470	897,106	(5,849)	(77,603)	(171,696)	862,459
Comprehensive income (loss):									
Net earnings					162,153				162,153
Foreign currency translation							36,908		36,908
Total					162,153		36,908		199,061
Cash dividends					(23,746)				(23,746)
Stock options exercised		973		8,337				20,788	29,125
Stock issued pursuant to employee incentive plans, net		45		1,363				883	2,246
Stock issued for acquisition		12		259				282	541
Restricted stock issued, net		(7)		348		(84)		(264)	—
Restricted stock amortization						1,446			1,446
Stock purchased for treasury		(228)						(9,003)	(9,003)
Balance at September 30, 2003	97,810	(9,350)	15,031	215,777	1,035,513	(4,487)	(40,695)	(159,010)	1,062,129
Comprehensive income (loss):									
Net earnings					141,770				141,770
Foreign currency translation							18,314		18,314
Total					141,770		18,314		160,084
Stock dividend	660		6,632		(6,632)				—
Cash dividends					(33,490)				(33,490)
Stock options exercised		2,278		22,076				24,679	46,755
Stock issued pursuant to employee incentive plans, net		23		841				533	1,374
Restricted stock issued, net		(11)		573		(361)		(212)	—
Restricted stock amortization						1,374			1,374
Directors' deferred compensation		5		192		(361)		61	(108)
Conversion to one class of common stock				85,215					85,215
Liquidation of certain foreign legal entities							4,245		4,245
Stock purchased for treasury		(651)						(13,872)	(13,872)
Balance at September 30, 2004	**98,470**	**(7,706)**	**$21,663**	**$324,674**	**$1,137,161**	**$(3,835)**	**$(18,136)**	**$(147,821)**	**$1,313,706**

See accompanying notes to the consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries (company). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

Financial Instruments

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

The carrying amounts of short-term investments, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $127.5 million at September 30, 2004. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts requires management to estimate future collections of accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information.

Inventories and Cost of Products Sold

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company's products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are some of the key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience.

Inventories and cost of products sold include raw material and packaging costs, the cost of merchandise purchased from suppliers, direct expenses incurred to manufacture products and indirect expenses, including such items as purchasing, receiving, quality control, package engineering and production planning.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over the estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods of twenty to forty years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lives of the related leases. The depreciation of machinery and equipment is over periods of two to fifteen years. Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Trade Names

Goodwill and trade names are tested for impairment annually or more frequently if significant events or changes indicate possible impairment in accordance with the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives. For impairment testing purposes, the fair values of reporting units are estimated based on the company's best estimate of the present value of expected future cash flows and are compared with the corresponding carrying value of the reporting unit, including goodwill.

The change in the carrying amount of goodwill by operating segment for the fiscal years ended September 30, 2004 and 2003 are as follows:

(In thousands)	Global Consumer Products	Sally Beauty Supply	Beauty Systems Group	Total
Balance at September 30, 2002	$135,907	9,123	198,401	343,431
Purchase price adjustments	—	(5)	1,389	1,384
Foreign currency translation	6,533	32	3,905	10,470
Balance at September 30, 2003	142,440	9,150	203,695	355,285
Additions, net of purchase price adjustments	19,070	100	89,914	109,084
Foreign currency translation	1,492	25	1,923	3,440
Balance at September 30, 2004	**$163,002**	**9,275**	**295,532**	**467,809**

The $19.1 million increase in Global Consumer Products was mainly attributable to the acquisition of Pantresse in January, 2004. The increase in Beauty Systems Group goodwill was primarily due to the acquisition of West Coast Beauty Supply in December, 2003.

Indefinite-lived trade names by operating segment at September 30, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Global Consumer Products	**$93,470**	79,950
Sally Beauty Supply	**613**	613
Beauty Systems Group	**3,900**	3,900
	$97,983	84,463

The increase in Global Consumer Products' trade names was mainly attributable to the acquisitions of Pantresse in January, 2004 and a nutritional supplement product line in Norway in December, 2003.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Revenue Recognition

The company recognizes revenue on merchandise shipped to customers when title and risk of loss pass to the customer. The company's Sally Beauty Supply and Beauty Systems Group segments also recognize revenue when a customer consummates a point-of-sale transaction in a store. Provisions for sales returns and cash discounts are made at the time sales are recorded. Sales returns and allowances were approximately 2% of net sales in fiscal years 2004, 2003 and 2002.

Sales Incentives

Sales incentives include consumer coupons and trade promotion activities such as advertising allowances, off-shelf displays, customer specific coupons, new item distribution allowances, listing fees and temporary price reductions. Sales incentives amounted to $165.5 million, $135.8 million and $130.1 million in fiscal years 2004, 2003 and 2002, respectively, and were classified as reductions of net sales in the consolidated statements of earnings.

The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid cost of these programs.

Shipping and Handling

Shipping and handling costs are included in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings and amounted to $155.3 million, $134.9 million and $126.5 million in fiscal years 2004, 2003 and 2002, respectively.

Vendor Allowances

Vendor allowances received by the company as reimbursement for specific, incremental costs incurred by the company to sell a vendor's product are recorded as reductions of the corresponding costs in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings. All other vendor allowances are reflected as reductions of the purchase price of the vendor's product and are included in inventories and cost of products sold.

Certain vendor allowances are in the form of rebates which are earned based upon purchase volumes over specified periods of time. Rebates are accrued on purchases when it is probable the rebates will be earned and the amounts can be reasonably estimated.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and amounted to $254.1 million in 2004, $212.4 million in 2003 and $189.1 million in 2002.

Research and Development

Research and development costs are expensed as incurred and amounted to $11.7 million in 2004, $10.9 million in 2003 and $9.8 million in 2002.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled.

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

(In thousands)	**2004**	2003	2002
Basic weighted average shares outstanding	**90,026**	87,527	86,070
Assumed exercise of stock options	**1,527**	2,001	2,186
Assumed vesting of restricted stock	**279**	429	565
Diluted weighted average shares outstanding	**91,832**	89,957	88,821

Stock options for eight thousand shares were excluded from the computation of diluted net earnings per share in 2004 since the options' exercise prices were greater than the average market price and therefore were anti-dilutive. No stock options were anti-dilutive in 2003 or 2002.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost related to stock options has been recognized in the consolidated statements of earnings.

(continued)

(1) Summary of Significant Accounting Policies (continued)

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and net earnings per share for the fiscal years ended September 30, 2004, 2003 and 2002 would have been as follows (in thousands, except per share amounts):

	2004	2003	2002
Reported net earnings:	**$141,770**	162,153	137,665
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	**56,534**	933	1,036
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	**(10,950)**	(9,593)	(8,016)
Pro-forma net earnings	**$187,354**	153,493	130,685
Basic net earnings per share:			
As reported	**$1.57**	1.85	1.60
Pro-forma	**$2.08**	1.75	1.52
Diluted net earnings per share:			
As reported	**$1.54**	1.80	1.55
Pro-forma	**$2.04**	1.71	1.47

The $56.5 million addback in fiscal year 2004 for stock-based compensation expense ncluded in reported net earnings includes the $55.6 million after-tax non-cash charge related to the conversion to a single class of common stock. The $11.0 million deduction in fiscal year 2004 for stock-based compensation expense determined under the fair value based method includes a $105,000 pro-forma after-tax non-cash charge related to the conversion to a single class of common stock. See "note 2" for further discussion of the conversion.

(2) Conversion to One Class of Common Stock

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company's certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. On January 22, 2004, all shares of Class B common stock were redesignated as common stock. The single class of common stock continues to trade on the New York Stock Exchange under the symbol "ACV."

The company accounts for stock compensation expense in accordance with APB Opinion No. 25. Under these rules, the conversion to one class of common stock requires the company to recognize a non-cash charge from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of this non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares will be recognized over the remaining vesting periods. As a result, the company will record a non-cash charge against pre-tax earnings of approximately $104.0 million ($67.6 million after taxes), of which $85.6 million ($55.6 million after taxes) was recognized in fiscal year 2004 and $18.4 million ($12.0 million after taxes) will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effects of the options remeasurement increased total stockholders' equity by $30.0 million in fiscal year 2004 and resulted in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders' equity and result in the recognition of additional deferred tax assets of $6.4 million over the following three fiscal years in diminishing amounts.

(3) Accrued Expenses

Accrued expenses consist of the following:

(In thousands)	2004	2003
Compensation and benefits	**$121,101**	106,318
Advertising and promotions	**53,272**	43,202
Other	**77,619**	73,340
	$251,992	222,860

(4) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)	2004	2003
8.25% notes due November, 2005	**$ —**	200,000
6.375% debentures due June, 2028	**120,000**	120,000
Other	**1,246**	587
	$121,246	320,587

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2005 – $545; 2006 – $547; 2007 – $399; 2008 – $211; 2009 – $89; 2010 and later – $120,000.

The company has $120 million of 6.375% debentures outstanding due June 15, 2028. The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders. In addition, the company has the option to redeem the debentures at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

In August, 2004, the company amended its existing $300 million revolving credit facility and extended it for five years until August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2004 or 2003, has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies.

The $300 million revolving credit facility imposes restrictions on such items as total debt, liens, interest expense and rent expense. At September 30, 2004, the company was in compliance with the covenants of the revolving credit facility.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or 9 cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally due to be paid in fiscal year 2005.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which was being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The remaining unamortized gain of $1.0 million was recognized as a reduction of the charge related to the redemption of the 8.25% senior notes in September, 2004.

At September 30, 2004 and 2003, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in "note 9."

(5) Stockholders' Equity

Following the conversion to one class of common stock discussed in "note 2," the company has one class of common stock that is listed on the New York Stock Exchange under the symbol "ACV."

Cash dividends for common stock in fiscal years 2004, 2003 and 2002 were $33.5 million or $.37 per share, $23.7 million or $.27 per share and $20.4 million or $.235 per share, respectively.

In July, 2002, the Board of Directors authorized the company to purchase up to 2,384,150 shares of Class A common stock. As of October 22, 2003, the company had purchased 331,700 Class A shares under the authorization at a total cost of $15.1 million. On October 22, 2003, the Board of Directors authorized the company to purchase up to 2,052,450 shares of Class B common stock. This authorization replaced the Class A share repurchase program. A total of 2,052,450 shares remain available for purchase under the program as of September 30, 2004.

On January 21, 2004, the Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004. The stock dividend was distributed on outstanding shares and not on shares held in treasury. All share and per share information in this report, except for treasury shares, has been restated to reflect the 50% stock dividend.

On January 22, 2004, shareholders approved amendments to the company's certificate of incorporation that eliminated Class A common stock from the authorized capital of the company and redesignated the Class B common stock as common stock. As a result of these amendments, the company has 300,000,000 shares of authorized common stock. The newly designated common stock continues to trade on the New York Stock Exchange under the symbol "ACV."

During fiscal years 2004, 2003 and 2002, the company acquired $40.1 million, $2.9 million and $28.3 million, respectively, of common stock surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company's stock repurchase program.

(6) Stock Option and Restricted Stock Plans

At the annual stockholders' meeting in January, 2003, shareholders approved two new stock option plans. Under the new plans, the company is authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company's common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 9.23 million shares have been authorized to be issued under the plans, of which 5.85 million shares remain available for future grants at September 30, 2004.

The weighted average fair value of options at the date of grant in fiscal years 2004, 2003 and 2002 was $9.98, $8.75 and $5.89 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Expected life	**5 years**	5 years	5 years
Volatility	**23.3%-24.2%**	24.8%-25.3%	25.5%
Risk-free interest rate	**2.8%-3.7%**	3.0%-3.2%	3.5%-4.5%
Dividend yield	**0.7%-1.0%**	0.8%	0.8%-1.0%

(continued)

(6) Stock Option and Restricted Stock Plans (continued)

Summarized information on the company's outstanding stock options at September 30, 2004 is as follows (options in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$7.90–$8.92	72	1.0 year	$ 8.83	72	$ 8.83
$13.17–$15.46	513	4.5 years	$13.64	508	$13.64
$16.63–$17.46	958	5.8 years	$16.69	950	$16.69
$19.63–$21.77	1,497	7.0 years	$21.76	934	$21.76
$25.76–$28.30	42	7.6 years	$27.29	20	$27.25
$31.70–$34.23	1,673	8.3 years	$34.19	787	$34.21
$37.26–$41.49	1,625	9.0 years	$39.57	395	$39.53
$49.07	8	9.8 years	$49.07	—	—
	6,388			3,666	

Stock option activity under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 2001	8,295	$14.12
Granted	2,592	$21.87
Exercised	(2,730)	$13.47
Canceled	(106)	$17.42
Outstanding at September 30, 2002	8,051	$16.79
Granted	1,886	$34.19
Exercised	(1,460)	$15.41
Canceled	(238)	$19.78
Outstanding at September 30, 2003	8,239	$20.94
Granted	1,667	$39.64
Exercised	(3,241)	$15.95
Canceled	(277)	$27.66
Outstanding at September 30, 2004	6,388	$28.06
Exercisable at September 30:		
2002	4,373	$15.00
2003	5,001	$17.46
2004	3,666	$23.68

At the annual stockholders' meeting in January, 2003, shareholders also approved a new restricted stock plan. Under the new plan, the company is authorized to grant up to 900,000 restricted shares of common stock to employees. The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total value of restricted shares is recorded as unearned compensation at the time of grant based on the fair market value of the shares on the date of grant. The unearned compensation balance is amortized into expense over the vesting period. During fiscal year 2004, employees were granted 21,475 restricted shares at a weighted average fair value of $39.92 per share on the date of grant.

At September 30, 2004, there were 269,058 restricted shares outstanding, including restricted shares from a previous plan, and 865,625 shares remained authorized for future issuance under the new plan. The unamortized balance of restricted shares is included in unearned compensation, a separate component of stockholders' equity, and was $3.5 million at September 30, 2004.

(7) Business Segments and Geographic Area Information

Effective October 1, 2002, the company's Global Consumer Products business was reorganized into two divisions. A new division, Alberto-Culver Consumer Products Worldwide, includes the former Alberto-Culver North America business segment and the former Alberto-Culver International business segment excluding the operations of Cederroth International. This division includes developing, manufacturing, distributing and marketing branded consumer products worldwide and the manufacturing of custom label products for other companies. The second division is Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in certain parts of Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment.

In fiscal year 2004, the company changed the segment reporting for its Beauty Supply Distribution business by reporting its Sally Beauty Supply and Beauty Systems Group divisions as two separate segments. Sally Beauty Supply, a domestic and international chain of cash-and-carry outlets, offers professional beauty supplies to both salon professionals and retail customers. Beauty Systems Group, a full-service beauty supply distributor, offers professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Prior year information for the business segments has been reclassified to conform to the new presentation of three segments.

The accounting policies of the segments are the same as described in the summary of significant accounting policies in "note 1." The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Segment data for the years ended September 30, 2004, 2003 and 2002 is as follows:

Business Segments Information

(In thousands)	**2004**	2003	2002
Net sales:			
Global Consumer Products	**$1,185,905**	1,098,328	1,015,997
Beauty Supply Distribution:			
Sally Beauty Supply	**1,296,057**	1,207,881	1,132,347
Beauty Systems Group	**801,610**	616,128	534,705
Total	**2,097,667**	1,824,009	1,667,052
Eliminations	**(25,576)**	(30,920)	(32,073)
	$3,257,996	2,891,417	2,650,976
Earnings before provision for income taxes:			
Global Consumer Products	**$116,385**	102,553	87,780
Beauty Supply Distribution:			
Sally Beauty Supply	**151,811**	137,561	131,477
Beauty Systems Group	**70,895**	55,864	41,273
Total	**222,706**	193,425	172,750
Segment operating profit	**339,091**	295,978	260,530
Unallocated expenses, net*	**(16,977)**	(22,187)	(26,102)
Non-cash charge related to conversion to one class of common stock (note 2)	**(85,602)**	—	—
Gain on sale of business (note 8)	**10,147**	—	—
Charge related to redemption of senior notes (note 4)	**(12,589)**	—	—
Interest expense, net of interest income	**(21,426)**	(22,391)	(22,636)
	$212,644	251,400	211,792
Identifiable assets:			
Global Consumer Products	**$ 814,897**	753,444	689,269
Beauty Supply Distribution:			
Sally Beauty Supply	**465,813**	475,672	421,805
Beauty Systems Group	**600,629**	426,729	413,221
Total	**1,066,442**	902,401	835,026
Corporate**	**177,441**	289,764	205,196
	$2,058,780	1,945,609	1,729,491
Depreciation and amortization expense:			
Global Consumer Products	**$24,203**	24,369	22,428
Beauty Supply Distribution:			
Sally Beauty Supply	**15,596**	14,904	15,982
Beauty Systems Group	**8,205**	6,638	5,990
Total	**23,801**	21,542	21,972
Corporate	**3,138**	2,916	2,814
	$51,142	48,827	47,214

Business Segments Information (continued)

(In thousands)	**2004**	2003	2002
Capital expenditures:			
Global Consumer Products	**$22,599**	27,168	32,319
Beauty Supply Distribution:			
Sally Beauty Supply	**40,241**	26,180	15,575
Beauty Systems Group	**11,721**	8,003	7,570
Total	**51,962**	34,183	23,145
Corporate	**170**	—	—
	$74,731	61,351	55,464

**"Unallocated expenses, net" principally consists of general corporate expenses.*

***Corporate identifiable assets are primarily cash, cash equivalents and equipment.*

Geographic data for the years ended September 30, 2004, 2003 and 2002 is as follows:

Geographic Area Information

(In thousands)	**2004**	2003	2002
Net sales*:			
United States	**$2,478,020**	2,209,431	2,093,514
Foreign	**794,513**	691,391	569,338
Eliminations	**(14,537)**	(9,405)	(11,876)
	$3,257,996	2,891,417	2,650,976
Segment operating profit:			
United States	**$265,800**	238,543	213,010
Foreign	**73,291**	57,435	47,520
	$339,091	295,978	260,530
Identifiable assets:			
United States	**$1,320,930**	1,136,521	1,084,552
Foreign	**560,409**	519,324	439,743
Corporate**	**177,441**	289,764	205,196
	$2,058,780	1,945,609	1,729,491

**Net sales are attributable to individual countries based on the location of the customers.*

***Corporate identifiable assets are primarily cash, cash equivalents and equipment.*

(8) Acquisitions and Sale of Business

On December 1, 2003, the company acquired the net assets of West Coast Beauty Supply, a full-service distributor of professional beauty products, in order to expand the geographic area served by Beauty Systems Group. The total amount paid for the acquisition was $123.5 million. In addition, approximately $13.8 million may be paid over future periods in accordance with the purchase agreement. Goodwill of $89.7 million, including the $13.8 million of future payments, was recorded as a result of the acquisition and is expected

(continued)

(8) Acquisitions and Sale of Business (continued)

to be deductible for income tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of West Coast Beauty Supply have been included in the consolidated financial statements from the date of acquisition. West Coast Beauty Supply is included in the company's Beauty Systems Group segment.

The following table provides pro-forma results for the fiscal years ended September 30, 2004 and 2003 as if West Coast Beauty Supply had been acquired on October 1, 2002. Anticipated cost savings and other effects of the planned integration of West Coast Beauty Supply are not included in the pro-forma results. The pro-forma amounts presented are not necessarily indicative of the results that would have occurred had the acquisition been completed as of October 1, 2002, nor are the pro-forma amounts necessarily indicative of future results.

(In thousands)	**2004**	2003
Pro-forma net sales	**$3,288,412**	3,083,399
Pro-forma net earnings	**$ 142,478**	165,698
Pro-forma net earning per share		
Basic	**$1.58**	1.89
Diluted	**$1.55**	1.84

The pro-forma amounts for fiscal 2004 include the non-cash charge related to the conversion to one class of common stock (note 2), the gain on the sale of Indola, the tax benefit from the liquidation of certain foreign legal entities related to the sale of the Indola business and the charge for the redemption of $200 million of 8.25% senior notes (note 4). In total, these non-core items reduced fiscal 2004 net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively.

In addition to West Coast Beauty Supply, the company made other acquisitions during fiscal years 2004, 2003 and 2002 which individually were insignificant to the consolidated financial statements. The total amount of cash paid and common stock issued for these other acquisitions in fiscal years 2004, 2003 and 2002 were $34.9 million, $2.1 million and $120.1 million, respectively. These acquisitions were accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $19.4 million, $1.4 million and $92.0 million was recorded in fiscal years 2004, 2003 and 2002, respectively, as a result of these acquisitions. In respect thereto, the company acquired $13.0 million, $390,000 and $3.9 million of trade names with indefinite lives in fiscal years 2004, 2003 and 2002, respectively.

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) in the third quarter of fiscal 2004 which increased basic and diluted net earnings per share by 6 cents. In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business and, as a result, recognized a tax benefit of $4.4 million in fiscal 2004 which increased basic and diluted earnings per share by 5 cents.

(9) Lease Commitments

The major portion of the company's leases are for Sally Beauty Supply and Beauty Systems Group stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. At September 30, 2004, future minimum payments under non-cancelable leases by fiscal year are as follows:

(In thousands)	Operating Leases	Capital Leases
2005	$ 93,461	575
2006	80,255	584
2007	62,714	394
2008	46,207	199
2009	27,822	80
2010 and later	66,523	—
Total minimum lease payments	$376,982	1,832

Total rental expense for operating leases amounted to $119.0 million in 2004, $102.0 million in 2003 and $92.3 million in 2002. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(10) Income Taxes

The provision for income taxes consists of the following:

(In thousands)	**2004**	2003	2002
Current:			
Federal	**$59,945**	71,057	67,802
Foreign	**20,997**	16,255	9,193
State	**7,399**	5,572	3,143
	88,341	92,884	80,138
Deferred:			
Federal	**(16,931)**	(2,805)	(9,364)
Foreign	**(1,052)**	(264)	3,008
State	**516**	(568)	345
	(17,467)	(3,637)	(6,011)
	$70,874	89,247	74,127

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

	2004	2003	2002
U.S. statutory income tax rate	**35.0%**	35.0%	35.0%
Effect of foreign income tax rates	**(3.8)**	(.3)	(1.0)
State income taxes,			
net of federal tax benefit	**2.4**	1.3	1.1
Tax exempt interest income	**(.4)**	(.3)	(.3)
Other, net	**.1**	(.2)	.2
Effective income tax rate	**33.3%**	35.5%	35.0%

In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business sold in June, 2004 and, as a result, recognized a tax benefit of $4.4 million. This tax benefit, which is included in the above table under "effect of foreign income tax rates," reduced the company's effective income tax rate by 2.1% in 2004.

Significant components of the company's deferred tax assets and liabilities at September 30, 2004 and 2003 are as follows:

(In thousands)	**2004**	2003
Deferred tax assets attributable to:		
Non-cash charge related to conversion to one class of common stock	**$22,372**	—
Foreign loss carryforwards	**15,313**	8,374
Accrued expenses	**15,135**	17,987
Long-term liabilities	**11,368**	10,962
Inventory adjustments	**6,850**	5,035
Other	**1,596**	2,561
Valuation allowance	**(15,313)**	(8,374)
Total deferred tax assets	**57,321**	36,545
Deferred tax liabilities attributable to:		
Depreciation and amortization	**58,473**	53,176
State income taxes	**622**	106
Total deferred tax liabilities	**59,095**	53,282
Net deferred tax liabilities	**$ 1,774**	16,737

Other current assets at September 30, 2004 and 2003 include $22.0 million and $23.0 million, respectively, of net deferred tax assets. Management believes that it is more likely than not, that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance.

The non-cash charge related to the conversion to one class of common stock resulted in the recognition of a deferred tax asset of $30.0 million. During fiscal year 2004, this deferred tax asset was reduced by $7.6 million of current tax benefits recognized upon the exercise of stock options subsequent to the conversion, resulting in a deferred tax asset of $22.4 million at September 30, 2004. The tax benefit realized upon the exercise of stock options is recorded in additional paid-in capital and totaled $21.3 million, $8.3 million and $11.3 million in fiscal years 2004, 2003 and 2002, respectively.

Domestic earnings before provision for income taxes were $144.3 million, $203.5 million and $171.1 million in fiscal years 2004, 2003 and 2002, respectively. Foreign operations had earnings before provision for income taxes of $68.3 million, $47.9 million and $40.7 million in fiscal years 2004, 2003 and 2002, respectively.

Undistributed earnings of the company's foreign operations amounting to $236.9 million at September 30, 2004 are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2004.

(11) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2004 and 2003 is summarized below (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004:				
Net sales	**$764,751**	**819,321**	**823,224**	**850,700**
Gross profit	**$382,033**	**417,511**	**418,957**	**428,973**
Net earnings	**$ 1,741**	**40,585**	**51,464**	**47,980**
Net earnings per share:				
Basic	**$.02**	**.45**	**.57**	**.53**
Diluted	**$.02**	**.44**	**.56**	**.52**
2003:				
Net sales	$696,776	706,956	736,057	751,628
Gross profit	$344,488	357,888	364,168	375,623
Net earnings	$ 36,016	37,855	42,564	45,718
Net earnings per share:				
Basic	$.41	.43	.49	.52
Diluted	$.40	.42	.47	.51

Fiscal 2004 net earnings and basic and diluted net earnings per share include the following non-core items:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Non-cash charge related to conversion to one class of common stock (note 2):				
Net earnings	**$(41,060)**	**(5,265)**	**(5,050)**	**(4,266)**
Net earnings per share:				
Basic	**$(.46)**	**(.06)**	**(.05)**	**(.05)**
Diluted	**$(.45)**	**(.06)**	**(.05)**	**(.05)**
Gain on the sale of business (note 8):				
Net earnings	**$ —**	**—**	**5,745**	**—**
Net earnings per share:				
Basic	**$ —**	**—**	**.06**	**—**
Diluted	**$ —**	**—**	**.06**	**—**
Charge related to the redemption of senior notes (note 4):				
Net earnings	**$ —**	**—**	**—**	**(8,183)**
Net earnings per share:				
Basic	**$ —**	**—**	**—**	**(.09)**
Diluted	**$ —**	**—**	**—**	**(.09)**
Tax benefit from liquidation of certain Indola foreign legal entities (note 8):				
Net earnings	**$ —**	**—**	**—**	**4,402**
Net earnings per share:				
Basic	**$ —**	**—**	**—**	**.05**
Diluted	**$ —**	**—**	**—**	**.05**

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2004 and 2003 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Chicago, Illinois
November 30, 2004

Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and assessments of risks and uncertainties and reflect various assumptions concerning anticipated results, which may or may not prove to be correct. Some of the factors that could cause actual results to differ materially from estimates or projections contained in such forward-looking statements include: the pattern of brand sales, including variations in sales volume within periods; competition within the relevant product markets, including the ability to develop and successfully introduce new products, ensuring product quality, pricing, promotional activities, introduction of competing products and continuing customer acceptance of existing products; risks inherent in acquisitions and strategic alliances; the loss of one or more key employees; loss of distributorship rights; the effects of a prolonged United States or global economic downturn or recession; changes in costs, including changes in labor costs, raw material prices or advertising and marketing expenses; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; and variations in political, economic or other factors such as currency exchange rates, inflation rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver Company has no control. Alberto-Culver Company has no obligation to update any forward-looking statement in this Annual Report.

Description of Business

Alberto-Culver Company and its consolidated subsidiaries (company) operate two businesses: Global Consumer Products and Beauty Supply Distribution. The Global Consumer Products business consists of two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 120 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment. The company's Beauty Supply Distribution business includes two segments: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry outlets offering professional beauty supplies to both salon professionals and retail consumers, and (2) Beauty Systems Group (BSG), a full-service beauty supply distributor offering professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Overview

The company had four non-core items impacting its financial results in fiscal year 2004: a non-cash charge related to the company's conversion to one class of common stock; a gain from the sale of its Indola European professional hair care business; a tax benefit from the liquidation of certain Indola foreign legal entities and a charge related to the early redemption of its $200 million of 8.25% senior notes. "Net earnings excluding non-core items," "basic net earnings per share excluding non-core items" and "diluted net earnings per share excluding non-core items" are used in the "Results of Operations" section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). These measures are "non-GAAP financial measures" as defined by Regulation G of the Securities and Exchange Commission. Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company's normal operations for the periods presented. Reconciliations of these measures to their most directly comparable financial measures under generally accepted accounting principles (GAAP) in the United States are provided in the "Reconciliation of Non-GAAP Financial Measures" section of MD&A.

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company's certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. The single class of common stock continues to trade on the New York Stock Exchange under the symbol "ACV." Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock.

The company accounts for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under these rules, the conversion to one class of common stock requires the company to recognize a non-cash charge from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of this non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares will be recognized over the remaining vesting periods. As a result, the company will record a non-cash charge against pre-tax earnings of approximately $104.0 million ($67.6 million after taxes), of which $85.6 million ($55.6 million after taxes) or 62 cents and 61 cents per basic and diluted net earnings per share, respectively, was recognized in fiscal year 2004, and $18.4 million ($12.0 million after taxes) will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement increased total stockholders' equity by $30.0 million in fiscal year 2004 and resulted in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders' equity and result in the recognition of additional deferred tax assets of $6.4 million over the following three fiscal years in diminishing amounts.

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) or 6 cents per basic and diluted net earnings per share in fiscal 2004. In September, 2004, the company completed the liquidation of two foreign legal entities related to the divested Indola business and, as a result, recognized a tax benefit of $4.4 million or 5 cents per basic and diluted net earnings per share in fiscal year 2004.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or 9 cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally scheduled to be paid in fiscal year 2005.

On January 21, 2004, the Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004. The stock dividend was distributed on outstanding shares and not on shares held in the treasury. All share and per share information in this report, except for treasury shares, has been restated to reflect the 50% stock dividend.

On January 22, 2004, shareholders approved amendments to the company's certificate of incorporation that eliminated Class A common stock from the authorized capital of the company's charter and redesignated the Class B common stock as common stock. As a result of these amendments, the company has 300,000,000 shares of authorized common stock. The newly designated common stock continues to trade on the New York Stock Exchange under the symbol "ACV."

Results of Operations

Fiscal year 2004 marked the company's thirteenth consecutive year of record sales and record net earnings excluding non-core items. Net sales for the year ended September 30, 2004 were $3.26 billion, an increase of 12.7% over the prior year. Fiscal year 2003 net sales of $2.89 billion increased 9.1% from $2.65 billion in 2002. Foreign exchange rates increased fiscal year 2004 and 2003 sales by 2.5% and 2.0%, respectively. Organic sales, which exclude the effects of foreign exchange rates, acquisitions and divestitures, grew 5.0% in fiscal year 2004. See the "Reconciliation of Non-GAAP Financial Measures" section of MD&A for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures under GAAP in the United States.

Net earnings of $141.8 million in 2004 decreased 12.6% from the prior year's net earnings of $162.2 million. Basic net earnings per share of $1.57 in fiscal year 2004 were 28 cents or 15.1% lower than 2003. Diluted net earnings per share decreased 14.4% to $1.54 in fiscal year 2004 from $1.80 in fiscal year 2003. Non-core items reduced net earnings by $53.7 million, basic net earnings per share by 60 cents and diluted net earnings per share by 59 cents in fiscal year 2004.

Net earnings excluding non-core items were $195.4 million in 2004 or 20.5% higher than the prior year's net earnings of $162.2 million. Basic net earnings per share excluding non-core items were $2.17 in fiscal 2004, which was 32 cents or 17.3% higher than fiscal 2003. Diluted net earnings per share excluding non-core items increased 18.3% to $2.13 from $1.80 in fiscal 2003.

Sales of Global Consumer Products in fiscal year 2004 increased 8.0% to $1.19 billion from $1.10 billion in 2003. The effect of foreign exchange rates increased sales by 4.6% compared to the prior year. The remaining 2004 sales increase was primarily due to higher sales of: TRESemmé shampoos, conditioners and styling products (2.3%), principally due to the initial launch of TRESemmé in the U.K., increased advertising and improved shelf presence at major customers; Alberto VO5 shampoos and conditioners (1.0%), mainly due to the introduction of new products; and St. Ives apricot scrubs, lotions and body washes (0.8%), primarily due to the launch of new products and increased advertising. Sales of Global Consumer Products in fiscal year 2003 increased 8.1% to $1.10 billion from $1.02 billion in 2002. The effect of foreign exchange rates increased sales by 3.9% compared to the prior year. The remaining 2003 sales increase was primarily due to higher sales of: St. Ives apricot scrubs, lotions and body washes (1.8%), mainly due to new product launches and increased advertising; TRESemmé shampoos, conditioners and styling products (1.4%), principally due to increased advertising and improved shelf presence at major customers; TCB and Motions ethnic hair care products (0.4%), principally due to distribution in new foreign markets; and Mrs. Dash salt-free seasonings (0.3%), mainly due to new product introductions.

Sales of the Beauty Supply Distribution business, composed of Sally Beauty Supply and Beauty Systems Group, were $2.10 billion in 2004, $1.82 billion in 2003 and $1.67 billion in 2002, representing increases of 15.0% in fiscal year 2004 and 9.4% in fiscal year 2003.

Sales of Sally Beauty Supply increased to $1.30 billion in fiscal year 2004 compared to $1.21 billion in 2003. The sales increase of 7.3% in 2004 was attributable to the opening of new stores including 83 net new stores during the current year (3.2%), the impact of foreign exchange rates (1.1%) and the growth of its existing business which primarily represents same store sales. Sales of Sally Beauty Supply increased to $1.21 billion in fiscal year 2003 compared to $1.13 billion in 2002. The sales increase of 6.7% in 2003 was attributable to the opening of new stores including 95 net new stores during the current year (3.0%), the impact of foreign exchange rates (0.8%) and the growth of its existing business which primarily represents same store sales. The number of Sally Beauty stores totaled 2,355 at September 30, 2004 compared to 2,272 and 2,177 at the end of fiscal years 2003 and 2002, respectively.

Sales of BSG increased to $802 million in fiscal year 2004 compared to $616 million in 2003. The sales increase of 30.1% in 2004 was attributable to acquisitions (25.6%), the opening of new stores including 26 net new stores during the current year (1.5%), the impact of foreign exchange rates (1.2%) and the growth of its existing business which primarily represents same store sales. Sales of BSG increased to $616 million in fiscal year 2003 compared to $535 million in 2002. The sales increase of 15.2% in 2003 was attributable to acquisitions (10.5%), the opening of new stores including eight net new stores during the current year (1.8%), the impact of foreign exchange rates (1.0%) and the growth of its existing business which primarily represents same store sales. The number of BSG stores was

692, including 145 franchise stores, at September 30, 2004 compared to 543 and 535 at the end of fiscal years 2003 and 2002, respectively.

Cost of products sold as a percentage of sales was 49.4% in fiscal year 2004 compared to 50.1% in 2003 and 50.7% in 2002. The lower cost of products sold percentage in fiscal year 2004 was primarily due to improved vendor pricing for Sally Beauty Supply and BSG and improvements for Global Consumer Products, principally attributable to cost savings programs including savings from such areas as vendor price reductions and manufacturing efficiencies. The lower cost of products sold percentage in fiscal year 2003 was primarily due to improvements for Global Consumer Products principally attributable to cost savings programs, such as the savings from global sourcing of materials, vendor price reductions and manufacturing efficiencies, along with increased sales of higher margin products, including St. Ives skin care products and Sally Beauty Supply's improved vendor pricing and lower store inventory shrinkage. These improvements were partially offset by an increase in BSG's cost of products sold percentage due to the inclusion of the operations of Armstrong-McCall for a full year in fiscal year 2004.

Advertising, marketing, selling and administrative expenses increased 13.4% in fiscal year 2004 and 8.8% in 2003. The increases in fiscal years 2004 and 2003 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including the acquisition of West Coast Beauty Supply in December, 2003, and higher expenditures for advertising and marketing.

Advertising and marketing expenditures were $254.1 million, $212.4 million and $189.1 million in fiscal years 2004, 2003 and 2002, respectively. The 19.6% increase in fiscal year 2004 was mainly attributable to Alberto-Culver Consumer Products Worldwide's increased advertising in North America (5.5%), mainly due to the launch of the Alberto VO5 Nourishing Oasis line of shampoos and conditioners, and in the U.K. (4.3%), primarily related to the launch of TRESemmé hair care products, higher retail advertising by Sally Beauty Supply (4.1%) and the effect of foreign exchange rates (3.1%). The fiscal year 2003 increase of 12.3% primarily resulted from Sally Beauty Supply's increased retail advertising (7.4%), increased advertising in North America for St. Ives skin care products (3.3%) and the effect of foreign exchange rates (2.5%).

Interest expense, net of interest income, was $21.4 million, $22.4 million and $22.6 million in fiscal years 2004, 2003 and 2002, respectively. Interest expense was $25.7 million in fiscal years 2004 and 2003 and $26.0 million in 2002. Interest income was $4.3 million in fiscal year 2004 and $3.4 million in fiscal years 2003 and 2002. The increase in interest income in 2004 was principally due to higher investment balances in fiscal year 2004. The redemption of the $200 million, 8.25% senior notes in September, 2004 is expected to lower net interest expense in fiscal year 2005 by approximately $12.7 million.

The provision for income taxes as a percentage of earnings before income taxes was 33.3% in 2004, 35.5% in 2003 and 35.0% in 2002. The September, 2004 liquidation of two foreign legal entities related to the Indola business sold in 2004 reduced the 2004 tax rate by 2.1%. Other factors which influenced the effective tax rates for those years are described in "note 10" to the consolidated financial statements.

Financial Condition

Working capital at September 30, 2004 was $586.0 million, a decrease of $114.0 million from the prior year's working capital of $700.0 million. The resulting current ratio was 2.10 to 1.00 at September 30, 2004 compared to 2.50 to 1.00 last year. The decrease in working capital in fiscal year 2004 was primarily due to cash outlays for the redemption of $200 million of 8.25% senior notes, the acquisitions of West Coast Beauty Supply and Pantresse, capital expenditures and cash dividends, partially offset by net working capital generated from operations and the proceeds from the sale of Indola.

Cash, cash equivalents and short-term investments decreased $168.3 million during fiscal year 2004 primarily due to the buyback of $200 million of 8.25% senior notes ($213.3 million), acquisitions ($158.5 million), capital expenditures ($74.7 million) and cash dividends ($33.5 million), partially offset by cash flows from operating activities ($259.3 million) and cash received from the sale of Indola ($33.0 million).

Accounts receivable, less allowance for doubtful accounts, increased 10.6% to $250.0 million from $226.1 million last year primarily due to higher sales in the fourth quarter of fiscal year 2004, receivables related to acquired businesses and the weakening of the U.S. dollar versus certain foreign currencies, partially offset by the reduction of receivables as a result of the divestiture of Indola. The allowance for doubtful accounts decreased $6.3 million in fiscal year 2004 primarily due to the write-off of fully-reserved receivable balances in Sweden, the U.S. and Asia, lower bad debt provisions in Asia and the U.S. and lower allowances as the result of the divestiture of Indola.

Inventories increased $95.7 million to $626.8 million at September 30, 2004. Sally Beauty Supply and BSG inventories increased $75.2 million primarily due to the acquisition of West Coast Beauty Supply and inventories related to new stores. Inventories for Global Consumer Products were $21.1 million higher principally due to higher finished goods inventories mainly to support product launches and anticipated first quarter 2005 promotions, increased raw material and work-in-process inventories primarily to meet production capacity needs and the effects of foreign exchange rates, partially offset by lower inventories related to the divested Indola business.

Net property, plant and equipment increased $29.6 million to $293.9 million at September 30, 2004. The increase resulted primarily from expenditures for additional Sally Beauty Supply and BSG stores, office facilities, warehouse expansions, machinery and equipment and information systems, partially offset by depreciation during fiscal year 2004.

Goodwill increased $112.5 million during fiscal year 2004 mainly due to the acquisitions of West Coast Beauty Supply and Pantresse and the effects of foreign exchange rates.

Trade names increased $13.5 million to $98.0 million at September 30, 2004 primarily due to the acquisitions of Pantresse and a nutritional supplement product line in Norway.

Accounts payable of $259.0 million at September 30, 2004 increased $38.4 million compared to 2003 primarily due to the operations of West Coast Beauty Supply, which was acquired in December, 2003, higher inventory payables and the timing of vendor payments.

Accrued expenses increased 13.1% to $252.0 million at September 30, 2004 from $222.9 million last year. The increase was primarily attributable to the acquisition of West Coast Beauty Supply in December, 2003, higher accruals for insurance and employee benefits and the effects of foreign exchange rates.

Long-term debt decreased $199.3 million mainly due to the buyback of $200 million of 8.25% senior notes in September, 2004 under the redemption provisions of the notes.

Income taxes payable and deferred income taxes decreased $16.8 million to $44.7 million at September 30, 2004 mainly due to the deferred tax asset recognized on the non-cash charge related to the conversion to one class of common stock.

Other liabilities were $67.6 million at September 30, 2004, an increase of $10.0 million compared to last year. The increase was primarily due to deferred payments on the acquisition of West Coast Beauty Supply.

Common stock increased $6.6 million in fiscal 2004 as a result of the reclassification from retained earnings of the par value of the additional shares issued for the 3-for-2 stock split in the form of a 50% stock dividend in February, 2004.

Additional paid-in capital increased $108.9 million to $324.7 million at September 30, 2004 primarily due to $85.2 million of additional paid-in capital associated with the conversion to a single class of common stock and additional paid-in capital from the exercise of employee stock options.

Accumulated other comprehensive income (loss) – foreign currency translation decreased $22.6 million to $18.1 million from $40.7 million last year. The decrease was attributable to the weakening of the U.S. dollar versus certain foreign currencies, primarily the Swedish krona, Euro, British pound, Canadian dollar and Australian dollar and the write-off of the cumulative foreign currency translation loss as the result of the liquidation of two foreign legal entities related to the Indola business sold in fiscal year 2004.

Liquidity and Capital Resources

The company's primary sources of cash over the past three years have been from funds provided by operating activities which provided cash of $259.3 million, $218.6 million and $231.7 million in fiscal years 2004, 2003 and 2002, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In August, 2004, the company amended its existing $300 million revolving credit facility and extended it for five years until August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2004 or 2003, may be drawn in U.S. dollars or certain foreign currencies. Under debt covenants, the company has sufficient flexibility to incur additional borrowings as needed.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes). As a result of the redemption, the company expects that net interest expense in fiscal year 2005 will be reduced by approximately $12.7 million.

The primary uses of cash during the three-year period ended September 30, 2004 were $270.2 million for acquisitions, $213.3 million for the redemption of the $200 million of 8.25% senior notes including the make-whole premium, $191.5 million for capital expenditures and $77.6 million for cash dividends.

Compared to 2002, cash dividends per share increased 72.1% over the three-year period ended September 30, 2004. Cash dividends paid on common stock were $.37 per share in 2004, $.27 per share in 2003 and $.235 per share in 2002.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2005, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. The company may also purchase shares of its common stock depending on market conditions. During fiscal years 2003 and 2002, the company purchased $7.8 million and $7.3 million, respectively, of its common stock under programs authorized by its Board of Directors. No shares of common stock have been purchased since March, 2003. At September 30, 2004, a total of 2,052,450 shares remain available for purchase under a stock buyback program authorized by the Board of Directors in October, 2003. During fiscal years 2004, 2003 and 2002 the company also acquired $40.1 million, $2.9 million and $28.3 million, respectively, of common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company's stock repurchase program.

The company's primary contractual cash obligations are long-term debt and operating leases. A major portion of the operating leases are for Sally Beauty Supply and BSG stores, which typically are located in strip shopping centers. The operating leases allow the company to expand its business to new locations without making significant up-front cash outlays for land and buildings.

The following table is a summary of contractual cash obligations and commitments outstanding by future payment dates as of September 30, 2004:

	Payments Due by Fiscal Year					
(In thousands)	2005	2006	2007	2008	2009 and Later	Total
Long-term debt, including current maturities[1]	$ 545	547	399	211	120,089	121,791
Operating leases[2]	93,461	80,255	62,714	46,207	94,345	376,982
Purchase obligations[3]	40,423	14,868	14,868	14,868	58,234	143,261
Other long-term obligations[4]	9,902	9,058	7,627	2,295	20,681	49,563
Total	$144,331	104,728	85,608	63,581	293,349	691,597

(1) The company's $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.

(2) In accordance with GAAP in the United States, these obligations are not reflected in the accompanying consolidated balance sheets.

(3) Purchase obligations include capital expenditures and other legally binding agreements entered into by the company to purchase goods or services that specify fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4) Other long-term obligations represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements and executive deferred compensation agreements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

At September 30, 2004 and 2003, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in "note 9."

At September 30, 2004, the company had $23.9 million in outstanding standby letters of credit related to various insurance programs. The company does not have other unconditional purchase obligations or significant other commercial commitments.

The company is in compliance with all covenants and other requirements of its revolving credit agreement and 6.375% debentures. Additionally, the revolving credit agreement and the indenture for the 6.375% debentures do not include credit rating triggers or subjective clauses that would accelerate maturity dates.

Inflation

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs, price increases and the introduction of higher margin products within the constraints of the highly competitive markets in which the company operates.

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. As of September 30, 2004, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company's primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, British pound sterling, Canadian dollar, Euro, Australian dollar, Argentine peso and Mexican peso.

The company's various currency exposures often offset each other providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g., inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2004, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2004, the company had no variable rate long-term debt outstanding.

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2004, the company had no interest rate swaps outstanding.

The company's quantitative information on market risk as of September 30, 2004 is as follows (in thousands):

Expected Maturities	Long-Term Fixed Rate Debt*
2005	$545
2006	547
2007	399
2008	211
Thereafter	120,089
Total	$121,791
Fair value	$128,005

**The company's $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008. The average interest rate for the total debt of $121.8 million is 6.43%. The company had no short-term borrowings outstanding at September 30, 2004.*

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company's policy of investing in a diversified portfolio of securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. The company's exposure to concentrations of credit risk with respect to trade receivables is mitigated by the company's broad customer base. Although Wal-Mart is a significant customer of the company's Global Consumer Products segment, sales to Wal-Mart were less than 10% of the company's consolidated net sales in fiscal year 2004. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standard

In January, 2003, the FASB's Emerging Issues Task Force (EITF) finalized Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which addresses the accounting by a customer for consideration given by a vendor. EITF Issue No. 02-16 standardizes the accounting treatment for these types of arrangements by requiring that consideration received from a vendor be reflected as a reduction in the purchase price of the item, except for reimbursement of specific, incremental expenses incurred by the customer to sell a vendor's products, which should be reflected as a reduction in the applicable expense item ("Issue 1"). EITF Issue No. 02-16 also requires that rebates or refunds from vendors that are earned based upon a specified level of purchases, or continued purchases over a specified period of time, should be accrued if it is probable they will be earned and can be estimated ("Issue 2"). As required by EITF Issue No. 02-16, the company implemented Issue 1 in the second quarter of fiscal year 2003 and Issue 2 for arrangements entered into or modified after November 21, 2002. The adoption of EITF No. 02-16 did not have a material effect on the company's consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

Accounting policies are considered critical when they require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that management reasonably could have used have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

The company's critical accounting policies relate to the calculation and treatment of sales incentives, allowance for doubtful accounts and the valuation of inventories.

Sales Incentives – Sales incentives primarily include consumer coupons and trade promotion activities such as advertising allowances, off-shelf displays, customer specific coupons, new item distribution allowances, listing fees and temporary price reductions. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid costs of these programs. Actual costs differing from estimated costs could significantly affect these estimates and the related accruals.

Allowance for Doubtful Accounts – The allowance for doubtful accounts requires management to estimate future collections of accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information. These estimates could be significantly affected as a result of actual collections differing from historical statistics or changes in a customer's credit status.

Valuation of Inventories – When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company's products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience. Actual results differing from these estimates could significantly affect the company's inventories and cost of products sold.

Reconciliation of Non-GAAP Financial Measures

Reconciliations of "net earnings excluding non-core items," "basic net earnings per share excluding non-core items" and "diluted net earnings per share excluding non-core items" to their most directly comparable financial measures under GAAP in the United States for fiscal years ended September 30, 2004, 2003 and 2002 are as follows:

(In thousands, except per share data)	**2004**	2003	2002
Net earnings, as reported	**$141,770**	162,153	137,665
Non-cash charge related to conversion to one class of common stock, net of income taxes	**55,641**	—	—
Gain on the sale of Indola, net of income taxes	**(5,745)**	—	—
Charge related to redemption of senior notes, net of income taxes	**8,183**	—	—
Tax benefit from liquidation of certain Indola foreign legal entities	**(4,402)**	—	—
Net earnings excluding non-core items	**$195,447**	162,153	137,665
Basic net earnings per share, as reported	**$1.57**	1.85	1.60
Non-cash charge related to conversion to one class of common stock, net of income taxes	**.62**	—	—
Gain on the sale of Indola, net of income taxes	**(.06)**	—	—
Charge related to redemption of senior notes, net of income taxes	**.09**	—	—
Tax benefit from liquidation of certain Indola foreign legal entities	**(.05)**	—	—
Basic net earnings per share excluding non-core items	**$2.17**	1.85	1.60
Diluted net earnings per share, as reported	**$1.54**	1.80	1.55
Non-cash charge related to conversion to one class of common stock, net of income taxes	**.61**	—	—
Gain on the sale of Indola, net of income taxes	**(.06)**	—	—
Charge related to redemption of senior notes, net of income taxes	**.09**	—	—
Tax benefit from liquidation of certain Indola foreign legal entities	**(.05)**	—	—
Diluted net earnings per share excluding non-core items	**$2.13**	1.80	1.55

A reconciliation of "organic sales growth" to its most directly comparable financial measure under GAAP in the United States for fiscal year ended September 30, 2004 is as follows:

Net sales growth, as reported	12.7%
Impact of foreign exchange rates	(2.5)
Impact of acquisitions	(5.7)
Impact of divestiture	0.5
Organic sales growth	5.0%

Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company's normal operations for the periods presented.

Selected Financial Data

Alberto-Culver Company & Subsidiaries

Year ended September 30,

(In thousands, except per share data)	**2004**	2003	2002	2001	2000
Operating Results:					
Net sales	**$3,257,996**	2,891,417	2,650,976	2,379,117	2,137,737
Cost of products sold	**1,610,522**	1,449,250	1,342,964	1,217,233	1,120,079
Interest expense	**25,744**	25,743	26,013	27,309	23,747
Earnings before provision for income taxes(1)	**212,644(2)**	251,400	211,792	167,236	154,281(3)
Provision for income taxes	**70,874(2)**	89,247	74,127	56,860	51,097(3)
Net earnings(1)	**141,770(2)**	162,153	137,665	110,376	103,184(3)
Net earnings per share(1)(5):					
Basic	**1.57(2)**	1.85	1.60	1.31	1.23(3)
Diluted	**1.54(2)**	1.80	1.55	1.27	1.22(3)
Weighted Average Shares Outstanding(5):					
Basic	**90,026**	87,527	86,070	84,264	83,685
Diluted	**91,832**	89,957	88,821	86,757	84,615
Shares Outstanding at Year End(5):					
Common Stock	**90,764**	88,460	87,269	85,242	83,909
Financial Condition:					
Current ratio	**2.10 to 1**	2.50 to 1	2.14 to 1	2.25 to 1	2.17 to 1
Working capital	**$ 585,999**	699,980	523,770	486,646	399,748
Cash, cash equivalents and short-term investments	**201,889**	370,148	217,485	202,839	114,951
Property, plant and equipment, net	**293,901**	264,335	247,850	235,822	240,091
Total assets	**2,058,780**	1,945,609	1,729,491	1,516,501	1,385,598
Long-term debt	**121,246**	320,587	320,181	321,183	340,948
Stockholders' equity	**1,313,706**	1,062,129	862,459	736,009	632,260
Cash dividends	**33,490**	23,746	20,351	18,215	16,182
Cash dividends per share(5)	**.3700**	.2700	.2350	.2150	.1933

(1) The company implemented the FASB's Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, net earnings and net earnings per share for fiscal years 1992 through 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.

(2) Fiscal year 2004 includes the following non-core items, which reduced earnings before provision for income taxes by $88.0 million, net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively:

- *Non-cash charge related to the conversion to one class of common stock which reduced earnings before provision for income taxes by $85.6 million, net earnings by $55.6 million and basic and diluted net earnings per share by 62 cents and 61 cents, respectively.*
- *Gain from the sale of the company's Indola European professional business which increased earnings before provision for income taxes by $10.1 million, net earnings by $5.7 million and basic and diluted net earnings per share by 6 cents.*
- *Charge related to the early redemption of the company's $200 million of 8.25% senior notes which reduced earnings before provision for income taxes by $12.6 million, net earnings by $8.2 million and basic and diluted net earnings per share by 9 cents.*
- *Tax benefit from the liquidation of certain Indola foreign legal entities which reduced the provision for income taxes by $4.4 million and increased net earnings by $4.4 million and basic and diluted net earnings per share by 5 cents.*

1999	1998	1997	1996	1995	1994	1993	1992
1,882,719	1,743,955	1,694,728	1,523,939	1,297,589	1,150,514	1,093,330	1,038,096
990,568	916,499	896,152	816,343	689,793	605,900	572,770	541,153
14,849	12,170	11,826	15,905	9,946	8,630	9,661	11,665
133,783	132,378	136,121(4)	100,014	84,242	71,078	65,129	61,356
47,493	49,311	50,704(4)	37,270	31,591	27,010	23,857	22,740
86,290	83,067	85,417(4)	62,744	52,651	44,068	41,272	38,616
1.02	.97	1.02(4)	.75	.63	.52	.48	.45
1.01	.92	.94(4)	.70	.62	.52	.48	.45
84,567	85,268	83,951	83,357	83,145	84,095	86,042	85,089
85,743	93,630	95,066	94,164	85,580	84,125	86,151	85,089
83,588	85,817	84,215	83,445	83,189	83,040	85,095	85,643
1.92 to 1	1.89 to 1	1.86 to 1	1.79 to 1	2.28 to 1	1.86 to 1	2.05 to 1	1.88 to 1
309,153	277,940	269,007	226,123	301,706	185,747	205,050	193,080
57,816	73,305	87,600	71,557	146,985	50,362	73,947	80,158
238,753	223,476	190,998	175,920	157,791	132,881	124,449	121,703
1,181,494	1,065,343	998,056	908,412	814,757	610,208	593,046	610,400
225,173	171,760	149,441	161,548	183,094	42,976	80,184	84,549
565,780	531,150	495,001	424,242	370,574	326,970	298,857	286,222
14,394	13,220	10,909	9,724	8,590	7,708	7,893(6)	6,665
.1700	.1533	.1300	.1167	.1033	.0917	.0917(6)	.0783

(3) Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased earnings before income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted net earnings per share by 7 cents.

(4) Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of the company's corporate airplane. The non-recurring gain increased earnings before income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted earnings per share by 12 cents and 10 cents, respectively.

(5) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on the company's outstanding shares in February, 1997 and the 3-for-2 stock split in the form of a 50% stock dividend on outstanding shares in February, 2004.

(6) Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of approximately one cent per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.

Market Price of Common Stock and Cash Dividends Per Share

Alberto-Culver Company & Subsidiaries

The high and low sales prices of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2004 and 2003 are as follows (as adjusted for the 50% stock dividend in February, 2004):

	Market Price Range				Cash Dividends per Share	
	2004		2003			
	High	**Low**	High	Low	**2004**	2003
Common Stock (NYSE Symbol ACV):						
First Quarter	**$42.93**	**39.23**	35.37	32.01	**$.07**	.06
Second Quarter	**$46.95**	**39.51**	35.42	31.39	**.10**	.07
Third Quarter	**$50.28**	**43.81**	34.63	31.62	**.10**	.07
Fourth Quarter	**$52.30**	**41.66**	39.51	33.73	**.10**	.07
					$.37	.27

Stockholders of record, which excludes a large number of stockholders with shares held in "street name," totaled 1,428 as of November 12, 2004.

Certifications

Howard B. Bernick and William J. Cernugel have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31(a) and 31(b) of the company's Form 10-K for the year ended September 30, 2004.

As required by the New York Stock Exchange (NYSE), on March 18, 2004, Howard B. Bernick submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.

Directors and Officers

Alberto-Culver Company & Subsidiaries

Directors

Carol L. Bernick(1)
Chairman of the Board

Howard B. Bernick(1)
President and
Chief Executive Officer

A.G. Atwater, Jr.(2)(3)
Retired President and
Chief Executive Officer
Amurol Confections Company

James G. Brocksmith, Jr.(2)(3)
Independent Business Consultant;
Retired Deputy Chairman and COO
KPMG LLP

Jim Edgar(3)(4)
Distinguished Fellow,
University of Illinois Institute of
Government and Public Affairs;
Former Governor of Illinois

King Harris(1)(2)(4)
Chairman
Harris Holdings, Inc.

Bernice E. Lavin
Vice Chairman,
Secretary and Treasurer

Leonard H. Lavin
Chairman Emeritus

John A. Miller(1)(2)(4)
President
North American Corporation of Illinois

Allan B. Muchin
Chairman Emeritus
Katten Muchin Zavis Rosenman

Robert H. Rock(3)(4)
President
MLR Holdings

Sam J. Susser(1)(2)(3)
Chairman
SSP Partners

William W. Wirtz
President
Wirtz Corporation

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Compensation Committee
(4) Member, Nominating/Governance Committee

Executive Officers

Carol L. Bernick
Chairman of the Board

Howard B. Bernick
President and
Chief Executive Officer

John R. Berschied, Jr.
Group Vice President,
Global Research and Development

William J. Cernugel
Senior Vice President and
Chief Financial Officer

V. James Marino
President
Alberto-Culver Consumer
Products Worldwide

Michael H. Renzulli
President
Sally Beauty Company, Inc.

Gary P. Schmidt
Senior Vice President,
General Counsel and
Assistant Secretary

Shareholder and Investor Information

Corporate Office:
Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163 USA
708.450.3000
Internet: www.alberto.com

Annual Meeting:
Thursday, January 27, 2005, 10 am at:
Alberto-Culver Company
Corporate Office
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163 USA

Investor Relations:
Questions and requests for Form 10-K and 10-Q reports filed with the Securities and Exchange Commission and other corporate information should be addressed to:

Wesley C. Davidson
Vice President, Corporate Development
and Investor Relations
Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163 USA
708.450.3145

Stock Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010 USA
800.733.5001
Internet: www.equiserve.com

Auditors

KPMG LLP
303 East Wacker Drive
Chicago, Illinois 60601 USA

Cover Photography: Marlena Bielinska

Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163

708.450.3000
www.alberto.com



0461-AR-05